September 21, 2007
Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

RE:	Delphax Technologies Inc.
Form 10-K for the fiscal year ended September 30, 2006
Filed December 29, 2006
File No. 000-10691

Dear Mr. Cascio:

We appreciate the extended time the Staff has given to Delphax to respond to this letter. We have been involved with a significant capital raising effort that only recently closed and required a substantial portion of our senior finance personnel's time and effort.

The information below is provided in response to your letter to me dated February 28, 2007 (Comment Letter) regarding the above referenced filing for Delphax Technologies Inc. To facilitate your review of our response, this letter sets forth the headings, item numbers under each heading, and text of each of the Staff's comments provided in the Comment Letter. Capitalized terms used herein that are not defined herein shall have the respective meanings as ascribed thereto in the above referenced Form 10-K.

Item 1A. Risk Factors, page 9

Reliance on major customers, page 9

Comment:

  We see that your largest customer is being acquired by the parent company of Clarke American. Please tell us and revise future filings to quantify the expected impact of the acquisition on your sales. We see that the significant customer accounted for 30% of sales during fiscal 2006.

  Response:

  At the time of filing our Form 10-K, as stated, it was unclear what impact, if any, the acquisition would have on Delphax. The acquisition of John H. Harland Company (Harland) by M & F Worldwide Corp., parent of Clarke American, was completed on or about May 1, 2007. While there can be no certainty concerning actions planned or under consideration by M & F Worldwide Corp., considering the very significant investment Harland has made in Delphax equipment and the maintenance agreement currently in effect through December 2008, we expect the acquisition will have no significant impact on our business in the near term. For the long-term, it is unclear what impact, if any, the acquisition will have on Delphax. The effect could be positive (purchase of additional products and services from Delphax), negative (reduced or discontinued use of Delphax presses currently in service) or no change (business as usual).

  If it still is not clear what the potential impact, if any, will be, we will indicate in our next filing (Annual Report on Form 10-K) that we do not know what the potential impact will be. Thereafter, if we become aware of an event or decision that could cause a material change in the level of business we have experienced in the recent past, we will include it in future filings.

  Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

  Results of Operations, page 17

  Gross Margin, page 18

  Comment:

  We reference your disclosure that the gross margin was impacted during fiscal years 2004, 2005 and 2006 by the sale of equipment inventory that was acquired with the Delphax Business in December 2001. Please tell us and revise future filings to quantify the impact of sales of purchased inventory and to disclose the amount of remaining inventory from the Delphax Business acquisition. In addition, clarify why the sale of this inventory had an impact on margins in these periods. Please also tell us the reasons for the increased sale of inventory acquired in 2001 during 2004 and 2005.

  Response:

  We accounted for the acquisition of the Delphax Business, from Xerox Corporation (Xerox) under Statement of Financial Accounting Standard No. 141, Business Combinations (SFAS 141). Details of the acquisition were disclosed in a Form 8-K dated December 20, 2001, filed on January 3, 2002 and in a Form 8-K/A dated December 20, 2001, filed on March 5, 2002.

  The product lines acquired from Xerox with the Delphax Business included the CR Series presses and the RS Series presses. At the time of the acquisition, no CR Series presses had been sold and Xerox had discontinued development of the product. At that time, there were a number of completed and partially completed units in inventory. Based on the unproven market for the CR Series presses and expected selling prices, the allocation of the acquisition purchase price under SFAS 141 resulted in a relatively low value being assigned to the CR Series inventory. In addition, at the time of the acquisition, the RS Series presses were part of a mature product line, with uncertain salability in a relatively small market niche. As a result, the acquisition purchase price allocation pursuant to SFAS 141 resulted in a relatively low value being assigned to the RS Series inventory due to the expected selling prices. The fundamental value derived from acquisition of the Delphax Business was ownership of, and control over, the technology used in our Imaggia and Checktronic product lines. CR Series and RS Series inventory acquired provided potential sales opportunity, but was not the driving reason behind the acquisition.

  In fiscal 2002, we sold two CR Series presses; in fiscal 2003, we sold five CR Series presses; and we sold four CR Series presses in each of 2004, 2005 and 2006. Because the value assigned to the acquired inventory was relatively low, the Company was able to introduce the CR Series press at a steep discount and make the first-ever sales of the product line in fiscal 2002. Some of the units acquired were only partially completed and the Company generally sold the units that were the closest to completion first. As time went by, the cost of the CR Series presses sold tended to be higher, and the margins lower, than the ones sold previously, as more and more purchased parts, as well as additional labor and overhead, were required to complete the partially completed units. The margins earned on the sale of CR Series presses in fiscal 2003, 2004, 2005 and 2006 were 75%, 47%, 34% and 39%, respectively. These higher-than-average margins had the effect of increasing our overall gross margin in each of the years of fiscal 2003, 2004, 2005 and 2006, respectively, than if the CR Series presses had been built entirely from newly purchased parts.

  Since the Delphax acquisition, there have been few sales of the RS Series press. From the date of the acquisition through fiscal 2006, we have sold only six RS Series presses for a total of $1.1 million, with a composite gross margin of 54%, resulting in no significant impact on our overall gross margin.

  As of September 30, 2006, finished goods inventory acquired nearly five years ago and still on hand was approximately zero and $200,000 for CR Series and RS Series presses, respectively. In addition, there was raw material of $749,000 and $1,260,000 (at original cost) for the CR Series and RS Series presses, respectively, that was acquired with the Delphax Business and was still on hand as of September 30, 2006. All of this acquired inventory was fully reserved as of September 30, 2006. We have had no sales of CR Series or RS Series presses since the date of your letter.

  In future filings, we will consider expanded discussion of the effect of the sale of acquired inventory on our results of operations and disclosure regarding the remaining amount of the acquired inventory.

  Comment:

  We see that you recorded unabsorbed manufacturing overhead in the fiscal years 2004, 2005, and 2006. Please tell us and revise future filings to discuss the circumstances in your business that result in unabsorbed manufacturing overhead. For example, discuss why it was necessary to reduce inventory build levels and describe the product configuration decisions made by senior management. Also, if unabsorbed overhead costs are expected to continue in future periods, you should disclose that fact.

Response:

As we have disclosed in Item 1. Business of our Form 10-K, we believe and continue to believe that the future success of Delphax depends, in part, on attracting and retaining a highly skilled workforce. This belief has been fundamental to the decision to retain skilled and experienced manufacturing employees over what have been expected to be temporary periods of production below capacity. In accordance with accounting for inventory under Statement of Financial Accounting Standards No. 151, Inventory Costs (SFAS 151), we record manufactured inventory at cost based on normal capacity and expense as incurred expenses related to idle or excess capacity.

As periods of production below normal capacity became more protracted due to low sales volume over the course of fiscal 2004, 2005 and 2006, Company management decided, during the last half of fiscal 2006, to temporarily halt the production of CR Series presses and to permanently reduce staffing, including manufacturing staffing. The Company took restructuring charges of $2.5 million, accounted for under Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit and Disposal Activities during fiscal 2006.

We anticipate that production will continue to fluctuate as sales demand fluctuates, particularly in the near term, and as the Company rebuilds its sales and marketing efforts. As we account for inventory under SFAS 151, it may result in manufacturing variances in future periods.

In future filings, we will consider expanded discussion of the effects of manufacturing variances, if any, on our results of operations.

********

In connection with responding to your comments, we acknowledge that:

  the Company is responsible for the adequacy and the accuracy of the disclosures in its filings;

  staff comments of changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/ Gregory S. Furness

Gregory S. Furness
Vice President, Finance and Chief Financial Officer

cc:	R. D. McNeil - Lindquist and Vennum, PLLP
T. Johnson - Grant Thornton, LLP